UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 26, 2014

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 26 November 2014

Deutsche Telekom and Orange are having exploratory discussions with BT

Deutsche Telekom AG and Orange SA, the joint shareholders of EE Ltd, regularly analyse the development of the market in which EE operates, evaluating various strategic options which have the potential to create value for EE's shareholders and strengthen the market position of EE.

As one of these options, Deutsche Telekom AG and Orange SA are having highly preliminary exploratory discussions with British Telecom, although it is too early to state whether any transaction may occur. Deutsche Telekom and Orange will make further announcements if and when appropriate.

about Orange

Orange is one of the world’s leading telecommunications operators with sales of 41 billion euros in 2013 and has 159,000 employees worldwide at September 30, 2014, including 99,800 employees in France. Present in 30 countries, the Group served 240 million customers worldwide as of 30 September 2014, including 182 million mobile customers and 16 million broadband internet customers. Under the Orange Business Services brand, Orange is also one of the world leaders in providing telecommunication services to multinational companies.

Orange is listed on NYSE Euronext Paris (ORA) and on the New York Stock Exchange (ORAN).

For more information (on the web and on your mobile): www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @presseorange.

Orange and any other Orange product or service cited in this press release are trademarks held by Orange or Orange Brand Services Limited.

Press contact: 01 44 44 93 93

Sébastien Audra, sebastien.audra@orange.com

Olivier Emberger, olivier.emberger@orange.com

ORANGE

Date: November 26, 2014	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations